UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 18, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni appoints Jeya Kumar as Chief Executive Officer

Narendra Patni to continue as Chairman

Mumbai, December 18, 2008: Patni Computer Systems (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI), a leading global IT services provider, today announced the appointment of Mr. Jeya Kumar as Chief Executive Officer. Mr. Kumar will come on board February 2009 and will be responsible for driving the company’s operations. Mr. Narendra K. Patni will continue as Chairman of the Board of Directors.

Loek van den Boog who was appointed as Executive Director earlier this year will handover the operational responsibilities to Jeya and continue as a non-executive director on Patni’s board.

Commenting on the appointment, Mr. Narendra K. Patni, Chairman of the Board of Directors, Patni said, “This is in line with our succession planning and strengthening the operational leadership of the company. I am excited with Jeya joining as CEO of the company in view of his extensive experience in this market segment and his excellent track record.”

Mr. Jeya Kumar said, “Patni has been a pioneer in the IT Services industry and while I eagerly await taking over as its CEO, I realize that I am stepping into the shoes of an illustrious leader. I look forward to working with Mr. Patni, the Board of Directors and employees to maximize shareholder value and take the company into its new growth phase.”

Jeya was until recently the CEO of MphasiS and has more than 25 years of global experience spanning several geographies. Prior to MphasiS, he was Senior Vice-President of Sun Microsystems and a member of Sun’s Executive Management Group. As head of a $5 billion a year services business, Jeya was responsible for the business unit’s financial performance, strategy, marketing, portfolio management, in-market management, product engineering, technology development, M&A and channels in more than 120 countries. Through the course of his professional career, he has also held various management and executive positions with global firms including Apple Computers Inc. and National Semi-Conductor Corporation. Jeya has a Master’s of Business degree from Curtin University, Australia and a Bachelor’s of Business degree from the Royal Melbourne Institute of Technology, Australia.

About Patni

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni services its clients through its industry-focused practices, including banking, financial services and insurance (BFSI); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU), and its technology-focused practices.

With an employee strength of over 15,000; multiple global delivery centers spread across 11 cities worldwide; 23 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US $663 million for the year 2007.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 (V 1.2) organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com.

For further information, contact:

Heena Kanal Patni Email: heena.kanal@patni.com Mob: + 91 9821939992	Shahnaz Burman Text 100 Email: shahnazb@text100.co.in Mob: + 91 9867589827

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: December 18, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary